40 South Fullerton Avenue Montclair, NJ 07042 973-509-8800 E-Mail: info@tricri.org www.tricri.org
United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

Name of the Registrant: ExxonMobil

Name of persons relying on exemption:  Sisters of St. Dominic of Caldwell, NJ and 45 co-filers1

Address of persons relying on exemption: C/O Tri-State Coalition for Responsible Investment 40 S. Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Sisters of St. Dominic of Caldwell, NJ and 45 co-filers urge you to vote FOR Item #10 at the ExxonMobil Annual Meeting on May 27, 2015.

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1 Additional Shareholder Proponents of this resolution are: American Baptist Home Mission Society; Benedictine Sisters of Baltimore - Emmanuel Monastery; Benedictine Sisters of Virginia; Brainerd Foundation; Carol Masters; Christian Brothers Investment Services; Congregation of St. Joseph of La Grange Park, IL; Congregation of the Sisters of St. Joseph of Chestnut Hill; Congregation of Sisters of St. Joseph of Nazareth MI; Convent Academy of the Incarnate Word; Dignity Health; Dominican Sisters of Hope; Dominican Sisters of San Jose; Ellen Sarkisian; Glenmary Home Missioners; Maryknoll Sisters; Mercy Health; Mercy Investment Services; Missionary Oblates of Mary Immaculate; Oneida Tribe of Indians Trust Fund for the Elderly; Peter O'Neill; Presbyterian Church USA; Saint Joseph Health System; School Sisters of Notre Dame; Sisters of Charity of St. Elizabeth; Sisters of Charity of St. Vincent DePaul of NY; Sisters of Our Lady of Christian Doctrine; Sisters of Providence, Mary Joseph Province; Sisters of St. Dominic of Amityville; Sisters of St. Dominic of Blauvelt; Sisters of St. Dominic of San Rafael; Sisters of St. Francis of Philadelphia; Sisters of St. Joseph of Orange; Sisters of St. Joseph of Peace; Sisters of the Holy Cross; Sisters of the Holy Family, CA; Sisters of the Holy Name of Jesus and Mary (Congregation des Soeurs des Saints Nom de Jesus et de Mary); Sisters of the Holy Name of Jesus and Mary US Ontario Province; State of Connecticut; State of Vermont; Trinity Health; Unitarian Universalist Service Committee; United Church Funds; United Methodist Church;  Ursuline Sisters of Tildonk; and Walden Asset Management.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to the ExxonMobil Opposition Statement Regarding
Greenhouse Gas Emissions Goals

Summary of the Proposal

For the eighth year, shareholders urge ExxonMobil to set greenhouse gas (GHG) emission reduction goals from the Company’s products and operations.  Proponents believe the company has failed to demonstrate that its management strategy addresses climate risk, reduces emissions, and sets the company on the path of long-term, sustainable value creation in a carbon constrained world.  As a fully integrated international energy company, ExxonMobil is exposed to potential financial and regulatory risks arising from global and domestic climate policy and related technology trends. ExxonMobil lags behind peers in the Oil and Gas Sector that are using GHG goals as a powerful tool to manage climate risk.  Company-wide quantitative reduction goals for products and operations would provide a clear signal to investors that ExxonMobil is seriously preparing for competitive operations in a carbon constrained business environment. This proposal has received

ExxonMobil’s opposition statement and primary arguments against this proposal are that:

•	ExxonMobil is taking steps to increase efficiency, reduce flaring, venting, and fugitive emissions in its operations and achieve objectives at appropriate business, site, and equipment levels;

•	ExxonMobil provides disclosure on its approach to managing climate change risks, including the steps it is taking in GHG emissions performance;

•	ExxonMobil conducts research on scientific topics;

•	ExxonMobil must apply its technical and management capabilities to efficiently meet growing global demand for energy, and as demand increases, so do emissions; and

•
ExxonMobil’s Board does not believe setting goals is the most effective way to manage climate risks and goals would need to account for unforeseeable factors that influence market demand, macroeconomic issues, weather, and responses by national oil companies.

Proponent Rebuttal and Rationale for Yes Vote

1.  ExxonMobil faces Regulatory and Financial risk from climate change

2. GHG emission reduction goals would help ExxonMobil mitigate risk and keep up with best practice

3. ExxonMobil’s current initiatives to reduce emissions are not effectively reducing emissions

4. Shareholder value is at risk without company-wide GHG Goals and to demonstrate that the company is adapting its business model to thrive in a carbon-constrained world

Shareholders are urged to vote FOR Item 10 following the instruction provided on the company’s proxy mailing.

1.  ExxonMobil Faces Regulatory and Financial Risk from climate change

Climate Change Policy Poses Regulatory Risk

Due to the carbon-intensive nature of its products and long capital horizons, the oil sector is uniquely exposed to regulatory risks resulting from climate change. ExxonMobil’s shareholders bear significant financial and competitive risks if the company is unprepared to meet existing and impending requirements to reduce greenhouse gas (GHG) emissions from its operations and its products.

A growing number of regulations exist or have been proposed around the world to manage GHG emissions, including regulations that have direct impacts on the oil sector and ExxonMobil. ExxonMobil itself is aware of the risks such regulation poses.  In ExxonMobil’s 2014 10-K states, “Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These include adoption of cap and trade regimes, carbon taxes, restrictive permitting, increased efficiency standards, and incentives or mandates for renewable energy. These requirements could make our products more expensive, lengthen project implementation times, and reduce demand for hydrocarbons, as well as shifting hydrocarbon demand toward relatively lower-carbon sources such as natural gas. Current and pending greenhouse gas regulations may also increase our compliance costs, such as for monitoring or sequestering emissions.”

In the United States, President Obama committed to 17% reductions in GHG emissions by 2020, and recently increased the commitment to reduce emissions 26-28% by 2025. The proposed EPA “Clean Power Plan” will reduce GHG emissions by 30 percent from 2005 levels within the power sector, impacting coal, oil, and natural gas.2 The EPA Fuel Economy Standards require autos to average 54.5 MPG by 2025, with additional standards for trucks to be issued soon.  This will not only require innovation from the auto sector, but also a new generation of low-carbon fuels.  Some states, such as California have ambitious clean energy goals for the state, including reduction of petroleum use in cars and trucks by up to 50 percent.3

Around the world, nations are increasingly setting limits on emissions through increased use of renewable energy and regulation on fuel economy.  With a presence in 200 countries,4 this will have likely impacts on ExxonMobil’s ability to operate and sell its products, in spite of increasing demand for energy. EU countries pledged to reduce emissions by 40% below 1990 levels by 2030.5 China, a   primary driver of future global demand for oil, committed to peak its carbon emissions by 2030.6  A growing number of country commitments are being released and foreshadow the global climate Treaty to be negotiated in Paris in December 2015, which aims to limit warming to below 2˚C, as agreed in the Copenhagen Accord. The draft text for this Treaty developed at COP20 in Lima, states that countries must aim for “a long-term zero emissions sustainable development pathway” that is “consistent with carbon neutrality / net zero emissions by 2050, or full decarbonization by 2050 and/or negative emissions by 2100.”7 There is also unprecedented public support for bold policy and action on climate change, making further regulation of GHG emissions more likely.

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2 Fact Sheet: Clean Power Plan Overview, http://www2.epa.gov/carbon-pollution-standards/fact-sheet-clean-power-plan-overview
3 California Governor Calls For 50 Percent Renewable Power, Ari Phillips, 5 January 2015, http://thinkprogress.org/climate/2015/01/05/3608112/california-governor-50-percent-renewables/
4 http://www.exxonmobileurope.com/Files/PA/Europe/CorporateBiography2003_final.pdf
5 2030 Framework for Climate and Energy Policies, 13 January 2015, http://ec.europa.eu/clima/policies/2030/index_en.htm
6 US and China Reach Climate Accord After Months of Talks, Mark Landler, The New York Times, 11 November 2014, http://www.nytimes.com/2014/11/12/world/asia/china-us-xi-obama-apec.html?_r=3
7 “Briefing: Lima Call for Climate Action lays out policy options for new global deal”, Mat Hope, The Carbon Brief, 14 December 2014, http://www.carbonbrief.org/blog/2014/12/briefing-lima-call-for-climate-action-lays-out-policy-options-for-new-global-deal/

Data revealing the scale of ExxonMobil’s contribution to global emissions demonstrates that, in this context, management’s response to the potential regulatory risk has been inadequate.  At 126 million metric tons of CO2 equivalent in its net scope 1 (direct) and scope 2 (indirect emissions from consumption of purchased electricity),8 ExxonMobil’s GHG emissions are more than double those of competitors like Chevron.9 In spite of this, the company has less robust disclosure and management systems in place to address climate risk.  ExxonMobil’s most recent CDP report also indicates that the carbon intensity of the company’s refining and upstream businesses both increased over the past year.10

A strategy to manage climate risk that fails to measure and disclose—let alone limit—GHG emissions from its products, as is currently the case, does not demonstrate to shareholders that the company is responding to the risk facing the current business model. As ExxonMobil notes in its CDP disclosure, “according to the International Energy Agency, approximately 90 percent of petroleum-related GHG emissions are generated when customers use our products.” Yet, the company discloses the GHG emissions associated with the combustion of its products for only two markets, the United States and New Zealand, unlike some industry peers which disclose total Scope 3 emissions.11 Meanwhile, in these two countries alone, the GHG emissions from the combustion of the company’s products are more than double the company’s direct emissions.

Changes to Energy Demand Pose Potential Financial Risks
These regulatory risks are further exacerbated by likely changes to the economy’s energy mix.  As the price of alternative fuels declines, there will likely be consequent impacts on oil demand.   Proponents are especially concerned given the limited nature of ExxonMobil’s publicly disclosed scenario planning.

ExxonMobil’s “2015 Energy Outlook” projects that fossil fuels will make up 77% of the global energy mix by 2040, and it projects that global CO2 emissions will be “6 billion tonnes higher in 2040 than they were in 2010.”12   Although the company assumes that climate policy will impose higher costs on energy-related CO2 emissions, it does not expect this to lead to a decline in emissions and furthermore, fails to demonstrate leadership that would position the company to thrive in the midst of these changes.

This is especially important given the potential impacts of a 2˚C scenario on ExxonMobil’s business.  International Energy Agency (IEA) modeled the energy system for a 2˚C future in its 2014 Special Report, it found that “even with widespread deployment of CCS [Carbon Capture and Storage] technology, the 450 Scenario [compatible with 2˚C warming] sees a significant fall in the share of fossil fuels in the global energy mix, from the current 82% to 65% in 2035, compared with 75% in 2035 in the New Policies Scenario.”13  These figures are “contingent on the widespread deployment of carbon capture and storage,” 14 yet this technology is still in early stages.  If CCS is not developed, the use of fossil fuels would need to decline at a much faster rate, further threatening ExxonMobil’s business model.

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8 Investor CDP, 2014 Information Request, ExxonMobil, question CC8.2.
9 Investor CDP, 2014 Information Request, Chevron, question CC3.1a. Chevron’s scope 1 and scope 2 GHG emissions were 57 million metric tons in 2013.
10 Investor CDP, 2014 Information Request, ExxonMobil, question CC12.4.
11 Investor CDP, 2014 Information Request, Chevron, question CC14.
12 The Outlook for Energy: A View to 2040, ExxonMobil, 2015, page 39, http://cdn.exxonmobil.com/~/media/Reports/Outlook%20For%20Energy/2015/2015-Outlook-for-Energy_print-resolution.pdf
13 World Energy Investment Outlook, IEA, 2014,  page 51, http://www.iea.org/publications/freepublications/publication/weio2014.pdf
14 Id. at 84.

Even outside of these 2˚C scenarios, investors are concerned that ExxonMobil’s public scenario planning, one of the company’s primary mechanisms for managing its climate risk, does not adequately address all relevant scientific information available nor account for the risks to its business and demand assumptions associated with other scenarios.  This selective scenario planning applies not only to matters of potential regulation, but also to broader scientific and economic forces.  For example, the company’s projections differ from the IEA’s “New Policies Scenario,” which is based upon announced public policy commitments, some of which are awaiting regulatory action.  Moreover, ExxonMobil’s Energy Outlook reports significantly lower past growth rates for wind and solar energy (6.5%) than other major sources of statistics, including the IEA and Bloomberg New Energy Finance,15 which report 25-28% average growth per year for the period 2000-2012.16  Similarly, the company projects lower future growth rates of wind and solar energy than the IEA and Bloomberg (even under scenarios in which new policy commitments are not fulfilled). ExxonMobil’s forecasts for electric vehicles are also lower than those of other major analysts, such as the investment bank UBS. 17

This not only exposes the company to undue risks, but also blinds the company to potential opportunities, and also casts significant uncertainty on ExxonMobil’s assertion that the increase in production will inevitably lead to an increase in emissions.18  As the IEA argues, “Our 450 [2˚C] Scenario projects an increase in global energy demand relative to today, emphasizing that a low-carbon transition is likely to represent a shift in the nature of opportunities within a growing energy market. Corporate strategies that successfully take account of climate policy risk could represent a source of competitive advantage, while failure to do so could result in a company’s business model being undermined.”19  The IEA further warns that companies that ignore this analysis are committing “to accept the risk as it is, together with the associated impacts should it occur. The financial impact will, ultimately, fall upon shareholders.”  Even ExxonMobil’s competitor Shell now seems to agree, writing in its 2014 Annual Report “If [Shell is] unable to find economically viable, as well as publicly acceptable, solutions that reduce our CO2 emissions for new and existing projects or products, we may experience additional costs, delayed projects, reduced production and reduced demand for hydrocarbons.”20

2.  Setting GHG Emission Reduction Goals Would Allow ExxonMobil to Mitigate Risk and Align With Evolving Best Practice For Managing Climate Risks.

The overwhelming number of corporate GHG targets set in recent years, including by leaders in the oil and gas industry, demonstrates the power of GHG goals to manage climate risk, reduce emissions, and set companies on the path of long-term, sustainable value creation, and it is high-time for ExxonMobil to adopt this strategy.

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15 http://www.ren21.net/portals/0/documents/resources/gsr/2013/gsr2013_lowres.pdf  page 20,  http://www.worldenergyoutlook.org/media/weowebsite/2012/WEO2012_Renewables.pdf page 212,
16 ExxonMobil’s Outlook for Energy: Forecast or Fantasy?¸ Greg Muttitt, 9 December 2014, page 3, http://priceofoil.org/content/uploads/2014/12/ExxonMobils-Outlook-for-Energy-Forecast-or-Fantasy1.pdf
17 ExxonMobil’s Outlook for Energy: Forecast or Fantasy?¸ Greg Muttitt, 9 December 2014, page 5, http://priceofoil.org/content/uploads/2014/12/ExxonMobils-Outlook-for-Energy-Forecast-or-Fantasy1.pdf
18 ExxonMobil Opposition Statement to 2014 GHG Reduction Goal Shareholder Proposal
19 Redrawing the Energy-Climate Map, IEA , 2013, page 112, http://www.iea.org/publications/freepublications/publication/WEO_RedrawingEnergyClimateMap.pdf
20 Annual Report, Royal Dutch Shell, 31 December 2014, page 12, http://reports.shell.com/annual-report/2014/servicepages/downloads/files/entire_shell_ar14.pdf

Regulatory, technological and economic forces are all pointing to a future with lower fossil fuel use, and investors believe it is in the company’s interest to adequately manage the risks this poses to the company.  Setting GHG emission reduction goals is therefore not only feasible, but also prudent. The challenge of guiding ExxonMobil through a global, low-carbon energy transition is immense, and the response must be clear-sighted, long-term, and bold. As the company itself argues in its Energy Outlook, efficiency alone will not solve the climate crisis. While the company can and should continue to increase efficiency measures and enhance its climate-related disclosure, proponents believe action that goes beyond disclosure to the establishment of public GHG reduction targets is necessary to adequately address the risks and opportunities facing ExxonMobil, leaving the company in a position to maintain its strong returns for shareholder value.

ExxonMobil lags behind evolving best practice for managing emissions, including setting GHG reduction targets. As the report Power Forward details, “43%, or 215 of the companies in the Fortune 500 have set targets in one of three categories: (1) greenhouse gas (GHG) reduction commitments, (2) energy efficiency, and (3) renewable energy.”21  In addition, “60% of Fortune 100 companies have set clean energy and GHG reduction targets as of 2013.”22 These measures not only reduce risk, but also provide a source of cost-savings, with nearly half of the largest companies in the US are capturing significant business value.  Another analysis found that of the 386 companies in the S&P 500 that report to CDP, 79% earn a higher return on their carbon reduction investments than on their overall corporate capital investments.23

In the past, ExxonMobil has previously set and achieved targets, albeit more limited, related to mitigating climate risks. For example, it improved energy efficiency across worldwide refining and chemical operations by at least 10% between 2002 and 2012, and improved energy efficiency by 10% in refining and 12% in chemical manufacturing.24 However, the failure of the company to set a global GHG reduction goal places it well behind its most advanced peers.  Indeed, best practice has evolved to setting “Science-based targets” that align with the global goal of limiting warming to 2˚C.25 “More than 30 companies, including BT, General Mills, Honda Motor Company, National Grid, and Unilever, have already committed to setting science-based targets.”26  The CDP reporting framework will soon include questions to incentivize and track company use of science-based approaches. This leaves a company like ExxonMobil with no target even further behind. Notably, the utility NRG committed to reduce its carbon emissions 50 percent by 2030 and 90 percent by 2050,27 demonstrating innovative leadership and a willingness to pursue the evolution of their business model ahead of the regulatory curve, thereby gaining significant reputational benefits.

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21 Power Forward 2.0: How American Companies are Setting Clean Energy Targets and Capturing Greater Business Value, http://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value
22 Id.
23 The 3% Solution,  http://www.cdpla.net/es/pdf/relatorio_3percent_solution.pdf
24 Investor CDP, 2014 Information Request, ExxonMobil, question CC3.1e.
25 See e.g. http://sciencebasedtargets.org/
26 “How to Set Science-Based Climate Targets,” Corinna Kester, 20 February 2015, http://www.bsr.org/en/our-insights/blog-view/science-based-climate-targets?utm_source=feedburner&utm_medium=email&utm_campaign=Feed%3A+bsrblog+%28BSR+Blog%3A+The+Business+of+a+Better+World%29
27 “NRG Seeks to Cut 90% of Its Carbon Emissions”, Diane Cardwell, The New York Times, 20 November 2014, http://www.nytimes.com/2014/11/21/business/energy-environment/nrg-sets-goals-to-cut-carbon-emissions.html?_r=0

While the Oil and Gas sector faces distinct challenges in reducing the emissions profile of its products, ExxonMobil even lags behind its peers.  Of 12 major oil and gas companies reporting to CDP,28 ExxonMobil’s disclosure score of 76 is the second lowest; in terms of performance, the company is listed in performance band “C”, whereas the majority of companies scored “B” or higher, with leaders scoring “A-”.  Six Oil and Gas companies have absolute GHG targets for at least a portion of the company’s emissions, including Chevron, Eni SpA, Total, ConocoPhillips, Hess, and Statoil.29  For example, Total set a goal to reduce its scope 1 emissions by 15% by 2015 from 2008 levels and has put incentives in place at a variety of levels to achieve this goal.30  Total’s CDP report also states that the Board has objectives to improve scope 3 emissions “through innovative solutions for [Total’s] customers.”31

In the absence of an emissions reduction goal, other prominent leadership is necessary to show that the company is preparing to operate in a low carbon economy.  ExxonMobil lags behind its peers here as well, in terms of disclosure and leadership on climate policy.  Most recently, Shell and BP both expressed support for “supportive but stretching” shareholder resolutions requesting improved disclosure on carbon asset risk mitigation and the resolution at BP received support from 98% of investors.  The resolutions request the companies report on ongoing operational emissions management; portfolio resilience to IEA scenarios; investment in low-carbon energy; relevant executive incentives; and public policy positions.32  By supporting these resolutions, Shell and BP demonstrated leadership on climate change, and investors will continue to encourage them to provide robust disclosures and integrate the resulting data into their decision-making.

In its Opposition Statement, ExxonMobil argues against setting GHG targets because “goals for absolute GHG emissions reductions would need to reflect the coincident impact of largely unforeseeable factors that influence year-to-year changes in market demand, including macroeconomic issues, weather, and responses by national oil companies which would be impractical for guiding business performance.”33 However, peer companies are setting GHG goals despite the unforeseeability of the future, recognizing that such goals are responsive to the risks inherent in the current oil and gas business model.  Furthermore, investors recognize unforeseeable factors are part of any forward looking target, just as with financial and operating results.34

3.  ExxonMobil’s Current Emissions Management System Is Not Reducing Emissions

While the company has extensive information on its website about climate change and its Energy Outlook, this information does not demonstrate that ExxonMobil is adequately managing its climate risk and GHG emissions.  Rising emissions make it clear that the company does not have a sufficient process in place to manage and limit emissions.

Shareholders concerned by this shortcoming have been asking the company to develop a management strategy to reduce emissions from both its operations and products for eight years in a row.  This resolution has received strong support of shareholders (ranging between 21.98 – 31%) over the past several years, demonstrating that a significant portion of the shareholders do not believe the current system is adequately reducing emissions.

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28 The 12 companies are Anadarko Petroleum Corporation, Apache Corporation, BG Group, BP, Chevron Corporation, ConocoPhillips, Eni SpA, Exxon Mobil Corporation, Hess Corporation, Royal Dutch Shell, Statoil ASA, and Total.
29 See each company’s CDP report.
30 Investor CDP, 2014 Information Request, Total, question CC3.1a
31 Investor CDP, 2014 Information Request, Total, question CC2.2a
32 “BP Report Annually on Carbon Asset Risk Mitigation,” http://www.ceres.org/investor-network/resolutions/bp-report-annually-on-carbon-asset-risk-mitigation
33 ExxonMobil Opposition Statement to 2014 GHG Reduction Goal Shareholder Proposal
34 “Factors Affecting Future Results,” ExxonMobil, February 2015,
 http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9NTIxMjR8Q2hpbGRJRD0tMXxUeXBlPTM=&t=1

Meanwhile, the company has a trend of developing projects that extract fuels with even higher carbon intensity.  Specifically, non-conventional fuels and oil sands require complex processing to extract the oil.  If there were sufficient GHG management programs in place, this trend toward higher carbon fuels would send red flags to management and the Board, which in turn could influence future business plans that would be more aligned with the growing risks of high carbon fuels.

An additional indicator of the company’s inadequate GHG emissions management is its declining CDP score. The CDP Performance score for ExxonMobil dropped from a “B” to a “C” last year.35  This drop was at least in part due to the company’s failure to have an emissions management target in place.

While the company’s steps to increase efficiency, improve co-generation, and reduce emissions in flaring and venting have prevented the production of additional GHG emissions, these reductions amount to only a fraction of the company’s net emissions.36  These efforts may have reduced costs, but they do not shield the company from carbon risk.

The environmental business planning process ExxonMobil uses to inform broader business plans may include project level objectives; however, these goals are not established at a company-wide level, or made publicly available.  Therefore, the project level objectives have not been an effective tool to adequately mitigate increases in absolute emissions or emissions intensity.

A long-term goal that publicly indicates ExxonMobil’s commitment and objectives for each of the strategies it is using to manage its climate risk would effectively communicate it is considering how its business model must shift for a future carbon-constrained environment. Important elements to effectively achieving a reduction goal might include continued improvement in energy efficiency of operations, avoiding development of the highest carbon fuels (such as oil sands), as well as an even broader approach that includes increased research and development of biofuel technology, diversification of the project portfolio to include renewable energy or carbon capture and storage projects that include monitoring and reporting regarding the percentage of carbon that remains successfully sequestered.

4. Shareholder Value Is At Risk in the Absence of GHG Emission Reduction Goals Demonstrating a Plan to Adapt the Business Model to a Carbon-Constrained World

A GHG emission reduction goal is critical to preserving shareholder value and indicating that the company is developing appropriate strategies to succeed and lead in a carbon-constrained world.  Continuing with business as usual is not an effective strategy and does not demonstrate leadership, in the face of ever increasing emissions.

Investors are also concerned about the reputational risk associated with the company’s failure to publicly manage the GHG intensity of its business portfolio and evolving expectations around corporate leadership in response to mounting evidence of climate change. Meaningful GHG emission reduction targets could alleviate this risk.

Proponents believe one of the biggest potential threats to the competitiveness of the company is its failure to be part of the solution to climate change and the transition to clean energy.  While the development of alternative sources of energy is more or less inevitable, a public facing commitment from ExxonMobil to reduce its GHG emissions from not only its operations, but also its products, would send an important signal that it is prepared to lead in this transition and mitigate its climate risk.

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35 CDP S&P 500 Climate Change Report 2014, https://www.cdp.net/CDPResults/CDP-SP500-leaders-report-2014.pdf
36 The company reports these efforts reduce 10.5 million tons of emissions annually. Meanwhile, their net scope 1 and 2 emissions are 126 million tons.  http://www.exxonmobilchemical.com/Chem-English/sustainability/sustainability-energy-efficiency.aspx.

Conclusion

Proponents of the resolution encourage votes in favor of this resolution because:

1. The company has not demonstrated that its current strategy will reduce GHG emissions, which is necessary for competitive operations in a carbon-constrained world; and

2. A goal is an effective mechanism to support reductions in GHG emissions, including among companies within the oil and gas industry.

This resolution is led by the Sisters of St. Dominic of Caldwell, NJ and was co-filed by 45 proponents including faith-based investors, hospitals, foundations, and state pension funds.

The proponents of the resolution urge you to vote YES in support of Item 10.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER.  PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding ExxonMobil Item #10 Regarding Greenhouse Gas Emissions Goals, please contact Mary Beth Gallagher, Tri-State Coalition for Responsible Investment, (973) 509-8800 or mbgallagher@tricri.org